EXHIBIT 1

                   FFCA MANAGEMENT COMPANY LIMITED PARTNERSHIP
                           17207 North Perimeter Drive
                         Scottsdale, Arizona 85225-5402


                                December 6, 1996


To Unitholders of Scottsdale Land
 Trust Limited Partnership

         On November 22, 1996, SV Fairfield II, L.L.C., a Connecticut limited liability company (the "Purchaser"), announced a conditional offer to purchase up to 22,500 of the outstanding Units of Scottsdale Land Trust Limited Partnership (the "Partnership") for $400 per Unit (the "Offer"). Unless extended by the Purchaser, the Offer is effective until midnight, New York City time, on Friday, December 20, 1996. FFCA MANAGEMENT COMPANY LIMITED PARTNERSHIP, AS GENERAL PARTNER OF THE PARTNERSHIP (THE "GENERAL PARTNER") HAS CONCLUDED THAT THE OFFER IS INADEQUATE AND SHOULD BE REJECTED.

         In reaching this conclusion, the General Partner determined that the Purchaser's tender offer price per Unit is inadequate based on recent land sales by the Partnership. In 1996, the Partnership has sold three parcels of land, totaling approximately 18 acres, for a purchase price per square foot ranging from approximately $5.00 to $5.50. The Partnership currently has approximately 25 acres of land under contract for sale for a purchase price per square foot ranging from approximately $5.50 to $6.50. In addition, the Partnership has entered into agreements with three separate companies which give such companies an option to acquire approximately 17 acres of land from the Partnership, for a purchase price per square foot ranging from approximately $5.00 to $9.00, over a period of approximately 2 years. There can be no assurance that the properties under contract for sale or the properties subject to option will be sold.

         The Purchaser's offer of $400 net per Unit results in an implied offer for all assets of the Partnership of $20 million (50,000 outstanding Units multiplied by $400). The significant assets of the Partnership are as follows:

         (i) approximately 7.7 million square feet of land available for sale (which includes the land currently subject to contracts for sale and option agreements),

         (ii) a first mortgage real estate loan in the outstanding principal amount of $8.5 million to Franchise Finance Corporation of America, a New York Stock Exchange-listed real estate investment trust ("FFCA"), which matures on May 1, 2000, and bears interest at an annual rate of 10%, and

         (iii) net cash reserves of approximately $1.38 million as of September 30, 1996, portions of which may be distributed to Unitholders from time to time.

         Subtracting items (ii) and (iii) from the $20 million offer implied by the Purchaser's offer results in an implied offer for the remaining land available for sale of approximately $10.12
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million,  or  approximately  $1.31 per square foot. This amount is significantly less than the prices which the Partnership has received in recent land sales, the prices it has negotiated for the land parcels under contracts for sale, and the prices it has negotiated for the land parcels subject to options. The timing and sales prices of future land sales by the Partnership, however, is uncertain and will likely occur over several years.

         Unitholders may also be negatively impacted if, due to a substantial number of Units being tendered to the Purchaser, the Partnership is deemed a publicly traded partnership under the Internal Revenue Code of 1986, as amended. In general, publicly traded partnerships are taxed as corporations for federal income tax purposes or have their income treated in a manner similar to portfolio income, unless such partnerships meet certain criteria which is discussed in more detail in the accompanying Schedule 14D-9. In addition, it is possible that income from the Partnership could be classified as portfolio income and therefore passive income from the Partnership would not be available to offset passive losses from other sources.

         If a Unitholder desires immediate liquidity, the General Partner believes that the Purchaser's Offer is within the range of recent prices for the Units in the secondary market, which is an illiquid and informal market. Therefore, the General Partner believes that the acceptance of the Purchaser's Offer by Unitholders would provide a substantially similar price to the prices currently available in the secondary market.


         FOR THE FOREGOING REASONS, THE GENERAL PARTNER URGES YOU TO REJECT THE PURCHASER'S OFFER.

         The accompanying Schedule 14D-9 contains additional information regarding the Purchaser, the Offer, the tax implications of the Offer, and the General Partner's conclusions and recommendations. If you have any questions, please call William S. Parker, Investor Services, FFCA Management Company Limited Partnership, at (602) 585-4500.

         Thank you for your continued interest in Scottsdale Land Trust Limited Partnership.

                          Very truly yours,

                          FFCA MANAGEMENT COMPANY LIMITED
                          PARTNERSHIP, General Partner of Scottsdale Land Trust Limited Partnership

                          By: PERIMETER CENTER MANAGEMENT COMPANY,
                              Corporate General Partner

                                  By:/s/ Morton Fleischer
                                    ---------------------------------------
                                     Morton Fleischer, President and
                                     Chief Executive Officer